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SEC 1473 (09-02)	POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	Holland	Christopher	J.		December 3, 2002		Michaels Stores, Inc. (MIK)

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
						Director	10% Owner
8000 Bent Branch Drive (Street)						X Officer (give title below)	Other (specify below)
								7.	Individual or Joint/Group Filing
	Irving	Texas	75063			Vice President—Finance			(Check Applicable Line)

	(City)	(State)	(Zip)						X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		104(1)		D

	Common Stock		37(2)		I		By 401(k) Plan

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Stock Option (Right to Buy)		(3)	7/27/05		Common Stock	17,000		$20.875		D

	Stock Option (Right to Buy)		(4)	7/30/06		Common Stock	20,000		$20.985		D

	Stock Option (Right to Buy)		(5)	8/06/07		Common Stock	10,000		$34.10		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1)
The reported amount consists entirely of shares of Michaels Stores, Inc. common stock acquired by the reporting person under the Michaels Stores, Inc. Amended and Restated 1997 Employees Stock Purchase Plan as of November 29, 2002, based on a plan statement issued by the plan administrator dated December 10, 2002.
(2)
The reported amount is held by the Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") stock fund assumed to be fully invested in Michaels Stores, Inc. common stock. The reported amount is based on a plan statement issued by the Plan administrator dated December 6, 2002 as an estimate of the total number of shares that would be available to the reporting person if such holdings were liquidated on December 2, 2002.
(3)
Grant to the reporting person on July 28, 2000 of options under the Michaels Stores, Inc. 1997 Stock Option Plan to purchase 20,000 shares of Michaels Stores, Inc. common stock (3,000 of which were subsequently exercised and sold); 10,333 of which are currently vested, and 6,667 of which will vest on July 28, 2003.
(4)
Grant to the reporting person on July 31, 2001 of options under the Michaels Stores, Inc. Amended and Restated 2001 Employee Stock Option Plan to purchase 20,000 shares of Michaels Stores, Inc. common stock; 6,666 of which are currently vested, and 6,667 of which will vest on each of July 31, 2003 and July 31, 2004.
(5)
Grant to the reporting person on August 7, 2002 of options under the Michaels Stores, Inc. Amended and Restated 2001 Employee Stock Option Plan to purchase 10,000 shares of Michaels Stores, Inc. common stock; 3,333 of which will vest on each of August 7, 2003 and August 7, 2004, and 3,334 of which will vest on August 7, 2005.

/s/ Elizabeth K. Giddens	December 12, 2002
**Signature of Reporting Person Elizabeth K. Giddens, Attorney-in-Fact for Christopher J. Holland	Date

  *If the form is filed by more than one reporting person, see Instruction 5(b)(v)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 09/03/2002

POWER OF ATTORNEY

        The undersigned hereby constitutes and appoints each of Mark V. Beasley, Robert L. Estep, Mark V. Minton, Anna Marie Dempsey and Elizabeth K. Giddens, or any of them, signing singly, the undersigned's true and lawful attorney-in-fact to:

          (1)  execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Michaels Stores, Inc. (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

          (2)  do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file any such form or forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

          (3)  take any other action of any type whatsoever in connection with the foregoing that, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's sole discretion.

        The undersigned hereby grants to each such attorney-in-fact and any of them full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that any such attorney-in-fact, or any such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that none of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

        The execution by the undersigned of this power of attorney hereby expressly revokes and terminates any powers of attorney previously granted by the undersigned relating to Forms 3, 4 and 5. This power of attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of the 4th day of December, 2002.

/s/ Christopher J. Holland Christopher J. Holland

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POWER OF ATTORNEY